Exhibit 21.1

List of Subsidiaries of WCI Communities, Inc.

Name	Jurisdiction of Organization
WCI Communities, LLC	Delaware
WCI Communities Management, LLC	Delaware
WCI Towers Northeast USA, Inc.	Delaware
Watermark Realty, Inc. (d/b/a Prudential Florida Realty, d/b/a Florida Title & Guarantee)	Delaware
Pelican Landing Golf Resort Ventures, Inc.	Delaware
Pelican Landing Golf Resort Ventures Limited Partnership	Delaware
Pelican Landing Timeshare Ventures Limited Partnership	Delaware
Spectrum Eastport, LLC	Delaware
WCI Communities, Rivington, LLC	Delaware
Eastport Home & Land Company LLC	Delaware
Watermark Realty Referral, Inc.	Florida
WCI Realty, Inc.	Florida